March 10, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (604) 269-6622

Mr. Xuxin Shao
Brownsville Company
23227 Dogwood Avenue
Maple Ridge, British Columbia
Canada  V2X 4S4

Re:	Brownsville Company
	Form SB-2 filed February 11, 2005
	File No. 333-122720

Dear Mr. Shao:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please explain in the prospectus how the selling shareholders obtained their shares and state the price(s) they paid.

2. Please note the updating requirements of Item 310(g) of Regulation
S-B when you file your next amendment to the registration statement.

3. Please include an updated and signed accountants` consent in any pre-filing amendments.

Front Cover of Prospectus

4. Please reconcile the pricing information with the information found within the prospectus.

5. Please correct the information in the table.

Summary

6. Please provide a summary that summarizes the information in the prospectus, including a description of the business.

Selected Financial Data - page 5

7. Please revise to include the financial data for all items presented in the table.

Risk Factors - general

Risks Associated with Brownsville Company - page 6

8. Please include a risk factor describing the risks associated with
Canadian legal jurisdiction. Include a brief paragraph describing the differences in Canadian law that may have an impact on investors
(for example: taxes, the minimum wage, etc which may effect the corporation`s profitability, bankruptcy procedures and asset seizure).

9. Please include a risk factor discussing the corporate governance implications of having only 2 directors on the board and the majority shareholder positions of Mr. Shao and Mr. Chen.

10. Please include a risk factor discussing the amount of time that
Mr. Shao will devote to the business, as its sole executive officer, given his other professional commitments.

11. Please include a risk factor disclosing your lack of insurance and the implications that could have on investors.

Plan of Distribution - page 7

12. Please state that the selling shareholders may be deemed underwriters.


Business: Revenue - page 11

13. Please include more detail in this section regarding the general and administration expenses which contributed to your net loss
(specifically, the management and consulting fees included in your statement of operations on page F-3).

14. Please revise to describe all services and products from which you earn revenues and separately disclose revenues from your marina operations and convenience store operations.

Employees - page 12

15. We note that you employ seven persons on a full time basis but do not note any payroll expenses in your statement of operations.
Supplementally tell us and revise the MD&A to disclose how you compensate your employees and how you account for the compensation, if any.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations

General

16. In accordance with Item 303 of Regulation S-B and SEC Release
Number 34-48960, please provide more detail regarding the business plan and strategy of Brownsville Company. Please discuss your plan to reach "breakeven."

Plan Of Operation for the Next Twelve Months - page 13

17. Please revise to fully describe your plan of operation for the next twelve months. For example, disclose whether or not you intend on opening new stores or entering a new business. In your revision, be sure to include discussion of how long the Company will be able to satisfy its cash requirements and if there are any expected significant purchases of equipment or other assets. Refer to Item 303(a) of Regulation S-B.

Critical Accounting Policies and Estimates - page 13

General

18. We note you have included accounting policies for intangible assets and stock based compensation in this section. Please tell us supplementally why you consider these accounting policies critical to the Company or revise to remove from this section and Note 2 to the financial statements if also not considered significant.


Revenue Recognition - page 13

19. Given the fact that you are generating revenues, please supplementally tell us how you determined the Company was in a development stage as of September 30, 2004. Tell us how you considered the guidance in paragraphs 8 and 9 of SFAS 7 in reaching this determination.

20. Supplementally tell us and revise to clarify your statements in the last paragraph on page 13. Specifically address the following:

* We are unclear why you indicate that the company is "also" continuing to operate its marina/boat launch and convenience store.
It appears to us that this is your primary business;
* We are also unclear why you describe these activities as "cost recoveries", as it does not appear to describe how you recognize revenue from the store and marina operations.

Acquisition of Assets - page 14

21. Please revise to clearly disclose here and in Note 7 to the financial statements how you accounted for the purchase of assets from Fraser River Metal Deposit, Inc. Describe how you valued the consideration received and shares issued.

22. Supplementally tell us how you determined that this non-monetary exchange of assets for shares of your common stock did not represent the purchase of a business, considering the guidance in EITF 98-3, and that disclosures under SFAS 141 were not required.

Results of Operations - page 14

23. Please revise to clarify that the reported revenues were generated after your purchase of assets from Fraser River Metal
Deposit, Inc. on March 31, 2004.

Description of Securities - page 21

Non-cumulative voting

24. In the last sentence of this section, you state that "after this offering is completed, assuming the sale of all of the shares of common stock, present stockholders will own approximately 58.3% of [your] outstanding shares." However, you are registering 100% of the outstanding stock of Brownsville for resale and according to the table on page 19, no shareholder will own any stock after this offering. Please reconcile this disclosure.


FINANCIAL STATEMENTS

General

25. Please revise to disclose in your notes to the financial statements all related party transactions and relationships. Refer to paragraph 2 of FASB No. 57.

Report of Independent Registered Public Accounting Firm

26. Please supplementally tell us why you are referred to as "an Exploration Stage Company" in the audit report. This term is typically used in conjunction with filers who are engaged or are to be engaged in significant mining operations (refer to Industry Guide
7). Please revise as necessary.

27. You state on page 6 that your auditors have issued a going concern opinion. However, this report fails to include such an opinion. Please reconcile your disclosure.

Balance Sheet - page F-2

28. Please revise to disclose what the accounts receivable balance represents. Given that you have retail operations one would expect you to not have any receivables.

Statement of Stockholders` Equity - page F-6

29. Please revise this statement to move the label of "September
30,
2004" to the total stockholders` equity amount that matches the balance sheet.

30. In the last sentence of Note 1, you disclose that your statement of operations includes sales and related costs from March 31, 2004, the date of purchase of assets from Fraser River Metals Depot, Inc., to September 30, 2004. This would indicate that you consummated the purchase on March 31, 2004. Given that clause 4 of the Asset Purchase
Agreement requires you to deliver 250,000 shares of common stock at closing, supplementally tell us and revise Note 7 to disclose:

* Why you present an Obligation to issue shares for assets acquired as opposed to issued shares; and
* How you determine the value of the 250,000 shares to be $25,000.

Note 1 - Business Operations - page F-7

31. Please revise to describe the nature of the Company`s operations.


Note 2. Summary of Significant Accounting Policies - page F-7

General

32. Please revise to include your accounting policies for accounts receivable and inventory.

33. Supplementally tell us why you have included an accounting policy relating to translation of foreign currency when both your functional currency and reporting currency is the US Dollar.

34. Supplementally tell us and revise to disclose where in the statement of stockholders` equity you report gains and losses relating to translation of currency as that is not apparent in the statement.

35. Please revise to disclose how you determined that your functional currency is the US Dollar.

36. We note your disclosure of your policy for stock-based compensation. Since it appears that you do not have any stock-based compensation arrangements, please revise to remove this policy or describe when you plan to implement a stock-based compensation arrangement.

Note 6.  Segment Reporting - page F-10

37. Please supplementally tell us and revise to disclose how you determined the two reportable segments. We are unclear as to why you have a U.S. operating segment when you have only have one store operating in Canada which represents all operations.

Note 7.  Fraser River Metals Depot Inc.

38. Please revise to disclose the amount of your lease payment to Fraser River Metals Depot Inc. and clarify where this amount is presented on your statement of operations.

Exhibit 5.1 - Legal Opinion of Conrad Lysiak

39. Please correct the par value of the shares.

40. Please revise the second sentence of the third paragraph.

41. Please explain why you are opining to the legality of the organization of the company under Nevada law as far as the "laws of
British Columbia and Canada is concerned."

42. You can limit reliance on your opinion with respect to purpose, but not person. Please revise.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Heather Schimkaitis at (202) 824-5342 or
Amit
Pande at (202) 942-2952 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn
McHale at (202) 824-5538 or me at (202) 942-1874 with any other questions.

						Sincerely,



						Mark Webb
						Legal Branch Chief


cc:	Conrad C. Lysiak, Esq.
	601 West First Avenue
	Suite 503
	Spokane, WA 99201
	Facsimile: 509-747-1770


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